EXHIBIT 99.1

Coastal.com Announces First Quarter 2014 Financial Results

VANCOUVER, British Columbia, March 14, 2014 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading global manufacturer and digital retailer of high-quality glasses and contact lenses, reported financial results for the first fiscal quarter ended January 31, 2014.

Total sales in the first quarter were $52.1 million compared to $54.9 million in the same year-ago quarter. Gross profit was $22.6 million, or 43% of sales, compared to $22.7 million, or 41% of sales, in the same period in 2013.

Non-IFRS adjusted EBITDA for the first quarter totaled a loss of $3.3 million compared to a loss of $1.8 million in the year-ago quarter.

Net loss totaled $4.2 million, or $(0.13) per basic and diluted share, compared to a net loss of $3.4 million, or $(0.12) per basic and diluted share, in the first quarter of 2013.

On February 27, 2014, Coastal entered into an Acquisition Agreement with Essilor International SA under which Essilor will acquire all of the issued and outstanding common shares of Coastal by way of a statutory plan of arrangement. Pursuant to the arrangement, each share of Coastal will be exchanged for cash consideration of $12.45. The arrangement is subject to customary closing conditions, including approval by shareholders, court approval and regulatory approval.

The financial information is qualified in its entirety by, and should be read in conjunction with, our audited consolidated financial statements for the fiscal year ended October 31, 2013 and accompanying notes and Management's Discussion and Analysis which may be viewed on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Coastal.com's risks and uncertainties are discussed in detail in the Company's Annual Information Form dated January 21, 2014, which is also available on SEDAR and EDGAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings (loss) before interest, taxes, depreciation and amortization, share-based compensation, and foreign exchange loss. See "Supplemental Non-IFRS Measures" herein.

Supplemental Non-IFRS Measures

Coastal.com reports its results in accordance with IFRS, however, it presents Adjusted EBITDA in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, foreign exchange, depreciation and amortization, and share-based payments expense.

About Coastal.com

Coastal.com is a leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer. For more information about Coastal.com, please visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: Terry Vanderkruyk
         Chief Corporate Development Officer
         Coastal.com
         (604) 676-4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com